U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities and Exchange Act of 1934

For the year ended December 30, 2002

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

ELDEC CORPORATION AND INTERPOINT CORPORATION

DEFERRED INCOME PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 30, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 30, 2002 and 2001	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes as of December 30, 2002	11

Exhibit 23.1—Independent Auditors’ Consent	12

INDEPENDENT AUDITORS’ REPORT

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN:

We have audited the accompanying statements of net assets available for benefits of ELDEC Corporation and Interpoint Corporation Deferred Income Plan (the “Plan”) as of December 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets held for investment purposes as of December 30, 2002, is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

Stamford, Connecticut

June 13, 2003

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 30, 2002 AND 2001

	2002	2001
ASSETS

INVESTMENTS, AT FAIR VALUE (Note 2):
Mutual funds	$26,133,821	$34,852,663
Common and collective funds	10,431,106	8,894,407
Common stock	6,142,933	6,987,315
Participant notes receivable	1,307,116	1,625,285

Total investments	44,014,976	52,359,670

NET ASSETS AVAILABLE FOR BENEFITS	$44,014,976	$52,359,670

See notes to financial statements.

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 30, 2002 AND 2001

	2002	2001
CONTRIBUTIONS:
Employee	$3,519,413	$3,875,107
Employer	1,084,494	1,182,433
Rollovers	17,227	22,536

Total contributions	4,621,134	5,080,076

LOSS ON INVESTMENTS:
Interest and dividends	408,205	472,052
Net realized and unrealized depreciation of investments	(10,685,859)	(5,202,668)

Total loss on investments	(10,277,654)	(4,730,616)

DISTRIBUTIONS TO PARTICIPANTS	(2,688,174)	(4,723,198)

Net decrease in net assets available for benefits	(8,344,694)	(4,373,738)

Net assets available for benefits beginning of year	52,359,670	56,733,408

Net assets available for benefits end of year	$44,014,976	$52,359,670

See notes to financial statements.

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN

The following description of the ELDEC Corporation and Interpoint Corporation Deferred Income Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information regarding the Plan’s provisions.

General    The Plan is a defined contribution plan covering substantially all employees of ELDEC Corporation and Interpoint Corporation (collectively, the “Corporation”). The Corporation is a wholly-owned subsidiary of Crane Co (the “Company”). The Plan is subject to the terms of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility    All employees of the Corporation are eligible to participate in the Plan upon their hire date.

Contributions    Participants can elect to contribute and defer between 1% and 25% of pretax annual compensation as defined by the Plan. Such employee contributions may not exceed the maximum allowable contribution under the Internal Revenue Code (“IRC”) regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Corporation matches 50% of each participant’s contribution, up to 6% of the participant’s salary, made in the form of common stock of Crane Co.

Participant accounts    Each participant’s account is credited with the participant’s contributions and allocations of the Corporation’s matching contribution and Plan earnings and charged with an allocation of management fees not paid by the Corporation.

Vesting    A participant’s deferred income contribution account and Corporation matching contributions are 100% vested and nonforfeitable at all times.

Participant notes receivable    Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms, subject to approval by the Administrative Committee (the “Committee”), range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The fixed rate of interest will be equal to the Wall Street Journal prime lending rate 15 days prior to the end of each quarter plus one percent per annum.

Notes to Financial Statements (continued)

Distributions    Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $5,000, the participant may elect to defer the withdrawal until reaching the age of 70 1/2.

Plan termination    Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, the Plan’s assets will be liquidated by Prudential Financial (the “Trustee”) and distributed to participants.

Plan expenses    Plan administrative expenses (except those associated with the Crane Co. Stock Fund) are paid by the Company. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions.

Tax Status    The Internal Revenue Service has determined and informed the Company by letter dated September 20, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Investment Funds    Plan participants may direct investment of their accounts in any of several options in such increments and at such times as designated by the Committee appointed by the Crane Co. Board of Directors except for the New Match Account. All employer matching contributions are used to purchase Crane Co. stock and become part of the New Match Account. The Plan contains a New Match Account diversification provision for qualified participants. A qualified participant who has attained age fifty-five (55) and has completed at least ten (10) years of participation in the Plan shall be permitted to direct the Plan as to the investment of an aggregate of twenty-five percent (25%) of the value of their account balance attributable to Crane Co. common stock, incrementally or in total, during a qualified election period. The qualified election period is the period of six (6) plan years beginning with the plan year in which the participant first becomes a qualified participant; provided that the qualified election period shall not begin unless and until the fair market value of the Company Stock allocated to the participant’s account is at least $500 as of any valuation date. During the last plan year in the participant’s qualified election period or no later than 90 days after its close, a qualified participant may direct the Plan as to the investment of an aggregate of fifty percent (50%) of such account balance (including amounts previously directed).

Notes to Financial Statements (continued)

The investment options available as of December 30, 2002 are as follows:

Wells Fargo Stable Value Fund A    This Fund is an actively managed diversified portfolio of assets issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies. Examples of assets include: traditional book value contracts such as guaranteed investment contracts (“GICs”), bank investment contracts, GIC alternatives, corporate bonds, U.S. Treasury/Agency Securities (for enhanced liquidity), mortgage related securities and Asset Backed Securities.

AIM Balanced Fund Class A    This fund seeks total return consistent with preservation of capital. The fund normally invests between 30% and 70% of assets in equities, and the balance in investment-grade fixed-income securities. The fixed-income portion may include U.S. government obligations, mortgage- or asset-backed securities, and corporate debt. The fund may invest up to 10% of assets in bonds rated below investment-grade and up to 20% of assets in foreign securities.

Prudential Stock Index Fund Class I    This fund seeks to mirror the returns of the S&P 500 index. The fund normally invests at least 80% of its assets in securities included in the S&P 500 index according to each security’s weighting in the index. Management attempts to achieve a performance correlation with the S&P 500 of 0.95 irrespective of expenses. The fund may invest in derivatives.

Prudential Jennison Growth Fund Class Z    This fund seeks long-term growth of capital and normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The sub advisor seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

Mutual Qualified Fund A    This fund seeks capital appreciation; income is secondary. The fund invests primarily in common and preferred stocks, and debt of any credit quality. It may also invest up to 50% of assets in companies involved in prospective mergers, consolidations, liquidations, reorganizations or other special situations.

Notes to Financial Statements (continued)

Fidelity Advisor Dividend Growth T    This fund seeks capital appreciation and primarily invests in common stocks. It normally invests at least 65% of assets in companies that the adviser believes have either the potential for dividend growth or commencing dividends, if none are currently paid. It may invest in securities of either domestic or foreign issuers. The fund may invest in either growth stocks or value stocks or both.

Prudential Small Company Value Fund Class Z    This fund seeks capital growth and invests primarily in common stocks selected for their low valuations relative to the companies’ earnings, assets, cash flow and dividends. Although the fund may invest in companies of any size, it typically focuses on companies with market capitalizations of less than $1.5 billion.

Putnam International Growth Fund Class A    This fund is a mutual fund which seeks capital appreciation by investing at least 65% of its assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes is undervalued. The fund may invest in both developed and emerging markets. It may also engage in various hedging strategies.

Crane Co. Stock Fund    Investments in common stock of Crane Co.

Huttig Stock Fund     Investments in common stock of Huttig Building Products Inc. (“Huttig”). This company was previously a wholly-owned subsidiary of Crane Co. which was subsequently spun off from Crane Co. in 1999 through an initial public offering.

Notes to Financial Statements (continued)

Below are the investments whose fair value individually represented 5 percent or more of the Plan’s net assets as of December 30, 2002 and 2001:

	2002	2001
Wells Fargo Stable Value Fund A	$10,431,106	$8,894,193
AIM Balanced Fund Class A	2,891,529	3,930,392
Prudential Stock Index Fund Class I	5,115,743	6,585,627
Prudential Jennison Growth Fund Class Z	9,456,615	14,626,833
Prudential Small Company Value Fund Class Z	4,195,876	5,028,842
Putnam International Growth Fund Class A	2,916,947	3,208,197
Crane Co. Stock Fund*	6,070,009	6,796,624

*	Fund includes non-participant directed amounts.

During 2002, the Plan’s investment (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,685,859 as follows:

Mutual Funds	$(9,442,160)
Common and Collective Funds	460,980
Common Stocks	(1,704,679)

$(10,685,859)

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting    The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation    Investments are stated at fair value based on quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis with the cost basis of securities sold determined by specific identification.

Dividend income, interest income and realized gains and losses from investments are recorded as earned on an accrual basis. The dividend income, interest income and realized gains and losses are allocated to participant accounts daily on a cash basis based upon each participant’s proportionate share of assets in each fund. Unrealized gains and losses are allocated to participants daily based on the participant’s proportionate share of assets in each fund.

Notes to Financial Statements (continued)

Distributions to Participants    Benefit payments are recorded when paid.

Adminstrative expenses    Costs of administering the Plan are paid by the Company.

Use of estimates    The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

3.	PARTIES-IN-INTEREST

The Plan has investments and transactions with parties-in-interest, those parties being Crane Co., Huttig, and participants with loan balances.

In addition, certain plan investments are shares of mutual funds managed by Prudential Financial. Prudential Financial is the trustee as defined by the Plan, and, therefore, transactions qualify as party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE

ELDEC Corporation and Interpoint Corporation

Deferred Income Plan

/S/    G. A. DICKOFF

G. A. Dickoff

/S/    A. I. DUPONT

A. I. duPont

/S/    E.M. KOPCZICK

E.M. Kopczick

/S/    G.S. SCIMONE

G.S. Scimone

/S/    L.J. WOOD

L.J. Wood

Stamford, CT

June 27, 2003

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 30, 2002

Issuer	Description	Shares	Cost	Current Value
Collective Funds:
Wells Fargo Bank,N.A.	Wells Fargo Stable Value Fund A	318,819	$9,335,662	$10,431,106

Mutual Funds:
Prudential Mutual Funds*	Pru Small Company Fund Z	344,206	4,450,105	4,195,876
Prudential Mutual Funds*	Pru Stock Index Fund I	261,141	7,599,567	5,115,743
Prudential Mutual Funds*	Pru Jennison Growth Fund Z	922,597	17,551,204	9,456,615
Mutual Qualified Income A	Mutual Qualified Income A	60,520	989,034	839,416
Putnam International Growth A	Putnam International Growth A	179,148	3,555,463	2,916,947
AIM Balanced Fund A	AIM Balanced Fund A	139,016	3,585,673	2,891,529
Fidelity Adv Dividend Growth	Fidelity Adv Dividend Growth	78,180	828,096	717,695

Other:
Crane Co. Company Stock*	Crane Co. Company Stock	303,500	7,132,032	6,070,009
Huttig Company Stock*	Huttig Company Stock	27,940	149,035	72,924
Participant notes receivable*	5.75%-11.00%		1,307,116	1,307,116

			$56,482,987	$44,014,976

*	Represents a party-in-interest to the plan.